TEVA REPORTS THIRD QUARTER 2012 RESULTS

Net Revenues Total $5.0 Billion, up 14%

Non-GAAP EPS of $1.28, up 2%

Jerusalem, Israel, November 1, 2012 — Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today reported results for the quarter ended September 30, 2012.

Highlights:

•	Net revenues of $5.0 billion, compared to $4.3 billion in the third quarter of 2011, an increase of 14%.

•	Net revenues organic growth of 1.3% compared to the third quarter of 2011, and 6% organic growth excluding the effect of generic competition on Provigil®.

•	GAAP net income (loss) and GAAP diluted EPS of $(79) million and $(0.09) compared to $916 million and $1.03, respectively, in the third quarter of 2011. GAAP net income was affected primarily by two significant charges: provision for a loss contingency of $670 million relating to pending patent litigation and impairment, mostly related to in-process R&D, of $481 million.

•	Non-GAAP operating income of $1.4 billion, an increase of 6% compared to $1.3 billion in the third quarter of 2011. Non-GAAP net income of $1.1 billion, unchanged compared to the third quarter of 2011. Non-GAAP diluted EPS of $1.28, an increase of 2% compared to $1.25 in the third quarter of 2011.

•	Cash flow from operations of $1 billion, an increase of 117% compared to $482 million in the third quarter of 2011. Free cash flow of $577 million compared to $2 million in the third quarter of 2011.

•	Sales of Copaxone®, the leading multiple sclerosis therapy in the U.S. and globally, increased 13% to $1.05 billion compared to $928 million in the third quarter of 2011.

•	U.S. generics net revenues of $1.1 billion, an increase of 24% compared to $863 million in the third quarter of 2011.

•	Full year 2012 net revenues expected to be between $20.1 and 20.7 billion and non-GAAP diluted EPS to be between $5.32 — 5.38.

“We are pleased to report solid operating results for the quarter and look forward to closing the year within the guidance we provided in May,” stated Dr. Jeremy Levin, President and CEO of Teva. “In addition we were also encouraged by results from the ongoing development of both Copaxone® and laquinimod and pleased by the approval of Synribo®. These successes underpin our commitment to provide the best therapeutic options to multiple sclerosis and other patients worldwide,”

Revenues by Geographies for the Third Quarter 20121

Net revenues in the United States in the third quarter were $2.6 billion (52% of total revenues), an increase of 33% compared to the third quarter of 2011, driven by the inclusion of Cephalon as well as strong revenues of both branded and generic medicines.

Net revenues in Europe in the third quarter were $1.4 billion (28% of total revenues), an increase of 1% compared to the third quarter of 2011, or 13% in local currency terms. Revenues in Europe this quarter benefited from the inclusion of Cephalon medicines as well as stronger revenues from some of our legacy branded medicines, primarily Copaxone®, following the take-back of marketing and distribution rights. This growth was offset by the negative effects of foreign currency (primarily the euro), and to a lesser extent by lower generic sales due to ongoing macro-economic conditions and healthcare reforms in key European markets which increased generic penetration while lowering prices of generic medicines. We are tightly managing our strategy and commercial model in Europe to adapt to these conditions.

Net revenues in the Rest of the World in the third quarter totaled $1.0 billion (20% of total revenues), a decrease of 3% compared to the third quarter of 2011. In local currency terms, ROW revenues grew by 1%. In addition to negative foreign currency effects, the slight decline in revenues resulted from weaker performance in Canada, which had an unusually high quarter last year, partially offset by continued solid and profitable growth in Russia and other Eastern European countries, Latin America and Israel, as well as by the inclusion of Cephalon.

Revenues by Product Lines for the Third Quarter 2012

Generic medicines net revenues in the third quarter were $2.5 billion (including API sales of $195 million), an increase of 1% compared to the third quarter of 2011. Generic revenues consisted of:

•	U.S. revenues of $1.1 billion, an increase of 24% compared to the third quarter of 2011. The U.S. generics business continued its positive trend benefiting from the launch of nine new medicines this quarter, including generic versions of Actos® and Actoplus met®, as well as continued benefits from several launches in the first half of 2012, which included several medicines that were either exclusive, semi-exclusive or in limited competition markets such as the generic versions of Lexapro® and Provigil®.

•	European revenues of $798 million, a decrease of 13%, or 3% in local currency terms, compared to the third quarter of 2011. This decrease was caused primarily by ongoing macro-economic conditions and healthcare reforms in key European markets. To address these conditions, we are adjusting our market strategy in Europe to focus more on profitable and sustainable growth rather than market share. This adjustment is reflected, for example, in a more selective approach to participation in tenders in Germany, which resulted in lower revenues from tender sales. The decrease this quarter also reflects the fact that revenues in the comparable quarter last year were high as a result of the launch of a generic version of Lipitor® (atorvastatin) in the U.K. The decrease was partially offset by the inclusion of the generic activities of Cephalon in Europe.

•	ROW revenues of $620 million, a decrease of 11%, or 8% in local currency terms, compared to the third quarter of 2011. We had strong performance in Israel, Russia, and other Eastern European markets, which was offset by a decrease in generics sales in Canada, which were unusually high in the third quarter of 2011, and were also impacted by government-imposed price reforms and a small decline in market share this quarter.

Branded medicines net revenues in the third quarter were $2.0 billion, an increase of 38% compared to $1.5 billion in the third quarter of 2011. Branded revenues consisted of:

•	U.S. revenues of $1.5 billion, an increase of 35% compared to the third quarter of 2011.

•	European revenues of $376 million, an increase of 55%, or 73% in local currency terms, compared to the third quarter of 2011.

•	ROW revenues of $177 million, an increase of 34%, or 42% in local currency terms, compared to the third quarter of 2011.

Branded revenues comprised 41% of total revenues in the quarter, compared to 34% in the third quarter of 2011.

The increase in branded medicines revenues from the third quarter of 2011 was primarily due to the inclusion of Cephalon’s medicines (mainly Treanda® with $160 million, Nuvigil® with $94 million and Provigil®, with $53 million) and strong sales of Teva legacy medicines, primarily Copaxone®.

Global revenues recorded by Teva for Copaxone®, the leading multiple sclerosis therapy in the U.S. and globally, increased 13%, or 15% in local currency terms, to $1.05 billion compared to $928 million in the third quarter of 2011. The increase primarily resulted from the successful take-back of marketing and distribution rights in Europe and increased sales in ROW markets. In the U.S., sales increased 3% to $775 million, as a result of a price increase taken earlier this year. Sales outside the U.S. were $271 million, an increase of 54% or 68% in local currency terms, compared to the third quarter of 2011, mainly as a result of the take-back and unusually strong sales in Russia.

Azilect® revenues recorded by Teva increased 8% to $77 million, while global in-market revenues increased 6% to $103 million, primarily due to increased demand in the U.S. and Europe.

OTC net revenues in the quarter were $252 million, an increase of 38%, or 46% in local currency terms, compared to $183 million in the third quarter of 2011, primarily due to sales of OTC products in the U.S. to The Procter & Gamble Company, pursuant to a manufacturing agreement, which commenced in the fourth quarter of 2011, and growth in sales in Latin America and Europe. During the quarter, our joint venture, PGT Healthcare, launched the Vicks® product line in Hungary and the Czech Republic.

Other net revenues in the quarter were $207 million, mostly from the distribution of third-party products in Israel and Hungary, compared to $222 million in the third of 2011.

Key Metrics for the Third Quarter 2012

Exchange rate differences between this quarter and the third quarter of 2011 reduced our revenues by approximately $202 million, while having a minor positive impact on operating income. The impact on revenues resulted primarily from the weakening of certain currencies (primarily the Hungarian forint, euro, Israeli shekel and Russian ruble) relative to the U.S. dollar.

Non-GAAP Information This quarter, we had net non-GAAP charges of $1.2 billion, consisting primarily of a provision for loss contingency of $670 million and impairments of $481 million, mostly related to in-process R&D. Accordingly, non-GAAP net income and non-GAAP EPS for the quarter are adjusted to exclude these and certain other items, as follows:

•	Provision for loss contingency in an amount of $670 million related to the pantoprazole patent infringement litigation, in light of a recent court ruling in an unrelated case pertaining to one of Teva’s patent infringement defenses, which made management change its views regarding probability. However, Teva still vigorously disputes the plaintiffs’ damage claims as well as the initial jury verdict of infringement;

•	Impairment of $481 million, which is a result of our on-going review of our R&D portfolio, and mostly related to in-process R&D: obatoclax for the treatment of small cell lung cancer, due to a decision to return it to pre-clinical phase of development; CEP-37247 anti-tumor necrosis factor for the treatment of sciatica, because the initial results of clinical trials indicate a low probability of success; and armodafinil (Nuvigil®) for the treatment of bi-polar disorder, following an earlier than previously expected launch of a generic version;

•	Amortization of purchased intangible assets totaling $299 million of which $288 million is included in cost of goods sold and the remaining $11 million in selling and marketing expenses;

•	Costs of $25 million related to regulatory actions, primarily to our injectables and animal health facilities;

•	Legal settlements of $19 million;

•	Acquisitions, restructuring and other benefits of $34 million related to changes in the fair value of contingent consideration, primarily on obatoclax, partially offset by expenses related to the Cephalon acquisition; and

•	Related tax benefits of $269 million.

Teva believes that excluding such items facilitates investors’ understanding of the Company’s business. See the attached tables for a reconciliation of U.S. GAAP results to the adjusted non-GAAP figures.

GAAP net income (loss) and GAAP EPS were $(79) million and $(0.09) in the quarter compared to $916 million and $1.03, respectively, in the third quarter of 2011.

Quarterly non-GAAP operating income was $1.4 billion, up 6% compared to the third quarter of 2011. Quarterly GAAP operating loss was $0.1 billion compared to income of $1.0 billion in the third quarter of 2011.

Non-GAAP gross profit margin was 58.6% in the quarter, compared to 56.4% in the third quarter of 2011. This reflects an increased contribution from sales of branded medicines, primarily due to the integration of Cephalon, and higher sales of Copaxone®, partially offset by higher sales of medicines with lower gross margins, especially in Europe. GAAP gross profit margin was 52.3% in the quarter, compared to 51.7% in the third quarter of 2011.

Net Research & Development (R&D) expenditures in the quarter (excluding purchase of in-process R&D) totaled $319 million, or 6.4% of revenues, compared to $227 million, or 5.2% of revenues in the third quarter of 2011. The increase in R&D spending primarily reflects the inclusion of Cephalon. Gross R&D, before reimbursement from third parties for certain R&D expenses, totaled approximately $354 million, or 7.1% of revenues.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) totaled $903 million, or 18.2% of revenues, in the quarter, compared to $796 million, or 18.3% of revenues in the third quarter of 2011. The increase was primarily due to the inclusion of Cephalon and the take-back of Copaxone® in Europe, partially offset by exchange rate differences, and in the U.S., lower royalty payments made on generic medicines.

General and Administrative (G&A) expenditures totaled $292 million in the quarter, or 5.9% of revenues, compared with $112 million, or 2.6% of revenues, for the third quarter of 2011. The increase was primarily due to gains recorded in the third quarter of 2011 that reduced our expenses in that quarter, as well as higher expenses in the current quarter due to the inclusion of Cephalon.

Finance expenses totaled $73 million in the quarter, compared with $67 million in the third quarter of 2011. The increase is mainly due to higher interest expenses resulting from the additional debt incurred in connection with the acquisitions of Cephalon and Taiyo, partially offset by gains from exchange rate fluctuations and hedging activity during the quarter, compared with losses in the third quarter of 2011.

The provision for non-GAAP tax for the quarter amounted to $212 million on pre-tax non-GAAP income of $1.3 billion. The provision for tax in the third quarter of 2011 was $119 million on pre-tax income of $1.2 billion. We expect a slightly higher annual tax rate for 2012 compared to the annual tax rate in 2011, primarily as a result of the change in geographic and product mix following the Cephalon acquisition.

Cash flow from operations during the quarter was approximately $1.0 billion, compared to $482 million in the third quarter of 2011, an increase of 117%. Free cash flow, excluding net capital expenditures and dividends was $577 million, a significant increase compared to $2 million in the third quarter of 2011, when cash flow was unusually low due to several one-time events. Cash and marketable securities on September 30, 2012 amounted to $2.0 billion.

During the quarter, there were no share repurchases. Since the beginning of 2012, Teva has repurchased 15.4 million shares for approximately $667 million as part of a $3.0 billion share repurchase plan authorized in December 2011. As a result of the repurchases, the fully diluted share count at September 30, 2012, was reduced by approximately 10 million shares from December 31, 2011.

For the third quarter of 2012, the weighted average share count for the fully diluted earnings per share calculation was 869 million on a GAAP basis and 870 million on a non-GAAP basis. At September 30, 2012, the share count for calculating Teva’s market capitalization was approximately 868 million.

Total equity at September 30, 2012, was $23.1 billion, an increase of $0.2 billion compared to $22.9 billion at June 30, 2012. The increase in total equity is primarily a result of currency translation adjustments, partially offset by dividend declared and the GAAP net loss of $79 million.

Dividend

The Board of Directors, at its meeting on October 30, 2012, declared a cash dividend for the third quarter of 2012 of NIS 1.00 (approximately 25.7 cents according to the rate of exchange on October 30, 2012) per share.

The record date will be November 15, 2012, and the payment date will be December 3, 2012. Tax will be withheld at a rate of 20.7%.

Conference Call

Teva will host a conference call to discuss its third quarter 2012 results on Thursday, November 1, 2012, at 8:00 a.m. Eastern Daylight Time. The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com, or by dialing 1.888.771.4371 (U.S. and Canada) or 1.847.585.4405 (International). The conference ID is 33556091. Following the conclusion of the call, a replay will be available within 24 hours at the Company’s website at www.tevapharm.com. A replay will also be available until November 8, 2012, at 11:59 p.m. ET, by calling 1.888.843.7419 (U.S. and Canada) or 1.630.652.3042 (International). The Conference ID is 33556091#.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is a world leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise.

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[1]	For a full analysis of our quarterly revenues by geography and by product line, beginning in Q4 2010, please visit our website at www.ir.tevapharm.com